Executive Presidency
FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 CFR § 200.83 BY SOUTHERN COPPER CORPORATION

September 24, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Southern Copper Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Response Dated June 20, 2012
File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our additional follow-up response to comment two in your letter dated July 26, 2012, relating to the above-referenced filing.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 10-K for Fiscal Year ended December 31, 2011

Property Book Value, page 7

2. In conjunction with the capitalization of costs associated with your Tia Maria development project, mineral reserves should be disclosed.  Please include this disclosure in your filing or tell us why you are unable to do so.  In this regard we reference paragraph (c) of the Instructions to 102 of Regulation S-K.

We acknowledge the Staff’s comment.  We do not believe, however, that disclosure of the reserve amounts related to the Tia Maria development project is required because Tia Maria is not a significant property as understood by paragraph (b) of Industry Guide 7 and Instruction 3 to Item 102 of Regulation S-K.

In this regard, we note that the estimated Tia Maria reserve amounts provided confidentially and supplementally to the staff in response (“Supplemental Response”) to comment four in the letter dated May 24, 2012, represent an immaterial amount relative to the Company’s total disclosable reserves.  In particular, the estimated Tia Maria reserves as of May 2011 were ***

SOUTHERN COPPER CORPORATION
1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014
Phone: 1 (602) 264-1375 -  Fax: 1 (602) 264-1397
www.southerncoppercorp.com

Executive Presidency
FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 CFR § 200.83 BY SOUTHERN COPPER CORPORATION

thousand tons calculated at a refined long-term copper sales price of $1.80/lb based on mine operating costs similar to the Cuajone and Toquepala operations owned by the Company and based on estimated processing costs.  Such estimated reserve amount comprised only ***% of 59,726 thousand tons of copper contained in the total reserves, as reported in the Company’s Form 10-K for the fiscal year ended December 31, 2010.  Further, we believe that if the Tia Maria reserves are calculated at December 31, 2011, at the then current $3.26/lb price, the Tia Maria reserve estimate would amount to less than ***% of the 66,246 thousand tons of copper contained in the total reserves, as reported in the Company’s Form 10-K for the fiscal year ended December 31, 2011.  Thus, given the estimates described above, we believe that the Tia Maria reserves do not rise to the level of significance that would require disclosure under either Item 102 of Regulation S-K or Industry Guide 7.

In addition, the capitalized asset amounts attributable to the Tia Maria project represent only 5.4% of the Company's total assets at December 31, 2011, and the $310 million capitalized asset amount that remains attributable to the Tia Maria Project (i.e., has not been reassigned to other operations) constitutes only 3.7% of the Company's total assets at June 30, 2012.  Further, as described previously in the Supplemental Response, only $*** million of the capitalized asset amounts attributable to the Tia Maria project was *** at December 31, 2011, ***.  Thus, even if the Company were to incur an impairment loss due to unrecoverable amounts related to the Tia Maria project, any write-down would be ***, *** represents an immaterial sum.

Accordingly, given the totality of the circumstances, the Company does not believe that the Tia Maria property is significant as understood by the disclosure provisions of Item 102 of Regulation S-K or Industry Guide 7.  The Company will, however, continue to monitor the significance of the Tia Maria project and, to the extent appropriate, provide reserve disclosure with respect to the Tia Maria project in future filings.

*     *     *     *

Should you have any questions about the responses in this letter, kindly contact our assistant legal counsel, Mr. Javier Gomez at +52-55-1103-5130 or our Comptroller, Mr. Raul Jacob at +(602) 264-1375 option 1.

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION
1440 E. Missouri Avenue, Suite 160, Phoenix, AZ 85014
Phone: 1 (602) 264-1375 -  Fax: 1 (602) 264-1397
www.southerncoppercorp.com